712 Fifth Avenue
New York, New York 10019
(212) 957-5003

VIA EDGAR TRASMISSION
May 4, 2016
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington D.C. 20549-4631

Attn: Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction

Re:    Griffon Corporation
Form 10-K for the fiscal year ended September 30, 2015
Filed November 12, 2015
File No. 1-06620

Dear Mr. O’Brien:

Thank you for your letter dated April 20, 2016 regarding the above-referenced matter. In response to your comments, Griffon Corporation (“Griffon” or the “Company”) is supplying the information as detailed below. For your convenience, our responses follow each of your comments, which are reproduced below. In situations in which we provide future expected disclosures, such disclosures have been drafted as though they were included in our Form 10-K for the year ended September 30, 2015. All amounts are in thousands unless otherwise noted.

Form 10-K for Fiscal Year Ended September 30, 2015

General

1.
We note that your Form 10-K discloses that you sell your products in the Middle East and Africa. Syria and Sudan, countries located in those regions, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, you identify Procter & Gamble as a significant customer. Procter & Gamble reported exports to Syria and Sudan in a publicly available letter filed with us in 2015. Also, a 2015 news article discussed a joint venture between Mahindra Defence Systems, a Mahindra Group company, and your subsidiary Telephonics Corporation. Mahindra Group’s website and recent news articles report that it distributes its products in Syria and Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Mr. Terence O’Brien
Securities and Exchange Commission
April 27, 2016

Response

Griffon does not currently sell and does not currently anticipate selling, and to management’s knowledge has never sold, any products directly to Syria or Sudan. There are no agreements, commercial arrangements, or other contacts between Griffon and its subsidiaries with the governments of Syria or Sudan or entities that, to management’s knowledge, are controlled by the governments of Syria or Sudan.

Griffon’s subsidiary, Clopay Plastic Products, Inc. (“PPC”), manufactures and sells numerous types of plastic film, which are used in the manufacture of various consumer-end products such as diapers, surgical gowns and feminine hygiene products.  Many of PPC’s customers are multinational consumer products companies and may ship consumer-end products that contain PPC’s plastic film into Syria or Sudan; for example, Procter and Gamble (“P&G”) ships certain limited quantities of “feminine care products” into Syria and Sudan, as noted in its letter to the staff of the Securities and Exchange Commission dated January 21, 2015 (the “P&G Letter”). We have no reason to believe that any products into which PPC’s plastic films are incorporated are sold into Syria or Sudan in violation of any United States laws or regulations (we note that, as indicated in the P&G Letter, P&G only ships products into Syria and Sudan in accordance with licenses issued by the Treasury Department’s Office of Foreign Assets Control).

Griffon’s only relationship with the Mahindra Group is through Mahindra Telephonics Integrated Systems Limited (“MTIS”), our joint venture between Mahindra Defence Systems and Griffon’s subsidiary, Telephonics Corporation. Telephonics holds a 49% equity interest in MTIS. MTIS has never sold, and does not currently sell, any products into Syria or Sudan, and MTIS does not currently anticipate selling any products into Syria or Sudan.

Other than the possibility, noted above, that our plastic films might be incorporated by certain customers of PPC into consumer-end products that these customers might then ship into Syria and Sudan, we believe that neither Griffon nor any of its subsidiaries has (i) any past, current, or anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements, (ii) provided any products, components, technology or services, directly or indirectly, to Syria and Sudan, or (iii) any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

As noted in our response to question 1, Griffon has no contacts with the governments of, or any entity in, Syria or Sudan, and does not sell any products directly into those countries. In the event PPC’s plastic films are included in consumer-end products shipped by PPC’s customers into Syria or Sudan, which possibility is noted above, Griffon believes the revenue associated with the sale of such films would be extremely minimal and immaterial. We therefore do not believe this constitutes a material investment risk for our security holders.

3.	Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

Response

As noted in our response to question 1, Griffon has no contacts with the governments of, or any entity in, Syria or Sudan, and does not sell any products directly into those countries. In the event our plastic films are included in consumer-end products shipped by PPC’s customers into Syria or Sudan, which possibility is noted above, please note that such plastic films would not be dual use products or components.

Note 15- Earnings (Loss) Per Share. Page 82

You disclose that you have the intent and ability to settle the principal amount of the 2017 Notes in cash, and therefore the potential issuance of shares related to the principal amount of the 2017 Notes did not affect diluted shares. Your disclosures on page 38 indicate that currently the holder has the option to convert such holder’s notes into shares of common stock pursuant to certain conditions being met. On or after July 15, 2016, it appears that the holder at any time has the option to convert such holder's notes into shares of common stock. In this regard, please help us better understand how you were able to overcome the presumption that the debt will be settled in common stock pursuant to ASC 260-10-45-45 through 47 and ASC 260-10-55-32 through 36A.

Response:

Pursuant to the terms of the indenture governing the 2017 Notes, Griffon has the right to settle the convertible bonds in all cash, all stock, or settle the principal in cash and the premium (if any) in stock. Codification paragraph 260-10-45-46 states: “The presumption that the contract will be settled in common stock may be overcome if past experience or a stated policy provides a reasonable basis to believe that the contract will be paid partially or wholly in cash.” As Griffon has disclosed its intent and ability to settle the principal in cash, that portion of the security does not impact diluted shares. Griffon does include the effect of the premium in its diluted share calculation as is evidenced in the schedule calculating diluted shares in the “Convertible debt due 2017” line item in footnote 15 of Griffon’s fiscal year 2015 Form 10-K.
In future filings, we will clarify our discussion regarding the Company’s ability to settle the convertible bonds in cash, stock or a combination of cash and stock, consistent with the following (additional wording is underlined):
MD&A Cash and equivalents and debt discussion:

On December 21, 2009, Griffon issued $100,000 principal of 4% convertible subordinated notes due 2017 (the “2017 Notes”). The current conversion rate of the 2017 Notes is 69.3811 shares of Griffon’s common stock per $1 principal amount of notes, corresponding to a conversion price of $14.41 per share. Prior to July 15, 2016, if for at least 20 trading days out of the last 30 trading days during any fiscal quarter the closing price of Griffon's common stock is 130% or greater than the conversion price on each such trading day, then at any time during the immediately subsequent fiscal quarter any holder has the option to convert such holder's notes (and the Company is required to notify the trustee under the notes, and the holders of the notes, that this condition to conversion has been met). At any time on or after July 15, 2016, any holder has the option to convert such holder's notes ~~into Griffon common stock~~; Griffon has the right to settle the conversion of the 2017 Notes in cash, stock or a combination of cash and stock. Griffon has the intent and ability to settle the principal component of any conversion of notes in cash. When a cash dividend is declared that would result in an adjustment to the conversion ratio of less than 1%, any adjustment to the conversion ratio is deferred until the first to occur of (i) actual conversion; (ii) the 42nd trading day prior to maturity of the notes; and (iii) such time as the cumulative adjustment equals or exceeds 1%. As of September 30, 2015, aggregate dividends since the last conversion price adjustment of $0.08 per share would have resulted in an adjustment to the conversion ratio of approximately 0.48%. At both September 30, 2015 and 2014, the 2017 Notes had a capital in excess of par component, net of tax, of $15,720. The fair value of the 2017 Notes approximated $118,875 on September 30, 2015 based upon quoted market prices (level 1 inputs). These notes are classified as long term debt as Griffon has the intent and ability to refinance the principal amount of the notes, including with borrowings under the Credit Agreement.
Note 10 – Notes Payable, Capitalized Leases and Long-Term Debt
Griffon will make the same adjustment as above to the applicable paragraph in this footnote.
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Should you require any further information, please do not hesitate to contact me.

Very truly yours,

/s/ Brian G. Harris

Brian G. Harris
Senior Vice President
Chief Financial Officer

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